CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006
www.cgi.com

About CGI
Founded in 1976, CGI Group Inc. (“CGI”) is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 24,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.1 billion) and at September 30, 2006, CGI's order backlog was $12.7 billion (US$11.4 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchanges
Toronto : GIB.A*  New York : GIB
*Effective May 29, 2006, the TSX discontinued the “special voting” (.SV) extension on its equity exchanges.

Shares Outstanding (as at September 30, 2006)
297,484,885 Class A subordinate shares** 34,208,159 Class B shares
**Note: included in the number of Class A subordinate shares outstanding are 905,100 shares, which were repurchased at the end of the fourth quarter and were cancelled on October 5, 2006.

Fiscal 2006 Trading History
TSX	(CDN$)	NYSE	(US$)
Open :	$8.50	Open :	$7.30
High :	$9.85	High :	$8.48
Low :	$6.55	Low :	$5.80
Close :	$7.32	Close :	$6.55
Average Daily Trading Volume:	1,158,343	Average Daily Trading Volume:	85,562

Transfer Agent
Computershare Trust Company of Canada
1 (800) 564-6253

Investor Relations
Lorne Gorber Vice-President, Global Communications & Investor Relations Telephone : (514) 841-3355 lorne.gorber@cgi.com

CGI GROUP INC.

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Table of Contents

BASIS OF PRESENTATION	3
FORWARD-LOOKING STATEMENTS	3
NON-GAAP MEASURES	3
CORPORATE OVERVIEW	4
COMPETITIVE ENVIRONMENT	5
VISION, MISSION, AND STRATEGY	5
DEVELOPMENTS IN 2006	6
ADJUSTMENTS TO SENIOR MANAGEMENT	6
NEW CONTRACTS, EXTENSIONS AND RENEWALS	7
ACQUISITIONS	8
DIVESTITURE	8
COMPETITIVE POSITION STRENGTHENING PROGRAM	8
BCE SHARE BUYBACK AND REPURCHASE PROGRAM	9
WARRANTS	9
OVERVIEW OF THE YEAR	10
SELECTED ANNUAL INFORMATION	10
FINANCIAL REVIEW OF 2006, 2005, AND 2004	11
REVENUE	11
Revenue Variation	11
Revenue by LOB	12
Revenue Distribution	13
BCE Revenue	14
OPERATING EXPENSES	14
ADJUSTED EBIT BY LOB	15
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	16
RESTRUCTURING COSTS RELATED TO SPECIFIC ITEMS	16
INTEREST EXPENSE	17
GAIN ON SALE OF ASSETS AND GAIN ON SALE AND EARNINGS FROM INVESTMENTS IN AN ENTITY SUBJECT TO SIGNIFICANT INFLUENCE	17
INCOME TAXES	17
EARNINGS	18
LIQUIDITY	19
OPERATING ACTIVITIES	20
INVESTING ACTIVITIES	20
FINANCING ACTIVITIES	20
CONTRACTUAL OBLIGATIONS	21
CAPITAL RESOURCES	21
SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES	22
OFF-BALANCE SHEET FINANCING AND GUARANTEES	23
CAPABILITY TO DELIVER RESULTS	24
RELATED PARTY TRANSACTIONS	24
FOURTH QUARTER RESULTS	25
REVENUE BY LOB	25
ADJUSTED EBIT BY LOB	26
NET EARNINGS FROM CONTINUING OPERATIONS	27
SUMMARY OF QUARTERLY RESULTS	28
QUARTERLY VARIANCES	29
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	30
CRITICAL ACCOUNTING ESTIMATES	30
CHANGE IN ACCOUNTING POLICIES	33
CHANGE IN FUTURE ACCOUNTING POLICIES	33
FINANCIAL INSTRUMENTS	34
RISKS AND UNCERTAINTIES	34
RISKS RELATED TO OUR INDUSTRY	34
RISKS RELATED TO OUR BUSINESS	36
RISKS RELATED TO BUSINESS ACQUISITIONS	38
RISKS RELATED TO THE MARKET	38
INTEGRITY OF DISCLOSURE	38
LEGAL PROCEEDINGS	39

CGI GROUP INC.

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

November 14, 2006

Basis of Presentation
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we” , “our” or “Company”. This management’s discussion and analysis of financial position and results of operations (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the years ended September 30, 2006, 2005 and 2004 and the notes to the financial statements. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures
The Company reports its financial results in accordance with GAAP. However, in this MD&A certain non-GAAP financial measures are used, which include:

1.
Earnings before restructuring costs related to specific items, interest on long-term debt, other income-net, gain on sale and earnings from an investment in an entity subject to significant influence, gain on sale of assets, income taxes and net gain or (loss) from discontinued operations (“adjusted EBIT”) and

2.	Net earnings from continuing operations prior to restructuring costs related to specific items.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 16.

Net earnings from continuing operations prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure can be found on page 18.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. They also provide investors with measures of performance to compare our results between periods without regards to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

Corporate Overview
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:
•	Consulting - CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
•	Systems integration - CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
•
Management of IT and business functions (outsourcing) - Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may hire clients’ IT and specialized professionals, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing for the financial services sector, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Our operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services and BPS. The focus of these LOB’s is as follows:
•
The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing, to clients located in North America, Europe and Asia Pacific. Our professionals and centers of excellence facilities in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model.

•	Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

Competitive Environment
CGI operates as a global end-to-end provider of information technology and business process services in a competitive and rapidly evolving global industry. As such, its competition is global in nature and comprise a variety of players, from the niche markets of specific industry work to other global players, mainly in the US, Europe and India, competing for some or all of the services we provide. Because of the rapid growth experienced by the Company over the last several years, particularly the successful acquisition and integration of American Management Systems (“AMS”), CGI is now invited to participate in larger, more complex deals than it had in the past.

CGI combines a decentralized, metro markets business structure with a global delivery model, resulting in IT and business process services that are both highly responsive to client needs and highly cost competitive. As per CGI’s delivery model, work may be carried out onsite at client premises, or through one of CGI’s centers of excellence located in North America, Europe and India. CGI also has a number of leading business solutions that support long-term client relationships. However, all operations are carried out according to the same Management Foundation, thus ensuring consistency and cohesion.

There are many factors in winning and retaining IT and business process services contracts. These include a service provider’s total cost of services, its ability to deliver, track record, vertical sector expertise, investment in business solutions, local presence, global delivery capability, and the strength of the client-provider relationship. We believe that we compare favorably based on these factors. Our value proposition includes our end-to-end IT and business process services capability, our expertise and proprietary business solutions in five industry sectors, our global delivery model which includes the industry’s leading nearshore services delivery capability, our disciplined management foundation, and our client focus which is supported by our metropolitan markets business model. We have built critical mass in our three main markets - Canada, the U.S. and Europe - which positions us to win large contracts.

Our focus is on higher-end systems integration, consulting and outsourcing business where vertical industry knowledge and expertise is required.  We are cost competitive in part through our global delivery model which provides clients with a blend of homeshore, nearshore and offshore delivery which meets their strategic and cost requirements.

Vision, Mission, and Strategy
CGI’s vision is to be a world-class IT and BPS leader helping its clients win and grow.

Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world-class IT and BPS company.

CGI is a domain consolidator through its four-pillar growth strategy that combines organic growth and acquisitions. The first driver, focused on organic growth, is comprised of both outsourcing, systems integration and consulting (“SI&C”) contract wins, renewals and extensions, at the regional level of our operations. We are growing our sales funnel of contract proposals across all of our geographic markets.

The second element of our growth strategy is the pursuit of new large outsourcing contracts. These contracts can use a blend of onshore, nearshore or offshore expertise to leverage our full, end-to-end global delivery capabilites. Given the Company’s growth rate over the last several years, we have the greater critical mass required to bid on large, complex opportunities in North America and in Europe.

The third driver of our growth strategy focuses on acquisitions of smaller firms or niche players. We identify niche acquisitions through our strategic mapping program that systematically searches for targets that could strengthen our vertical market knowledge or increase the richness of our service offering. Currently, we are focused on acquisitions in our targeted verticals, metro markets and expanding our BPS capabilities.

The fourth pillar focuses on larger acquisitions to build geographic presence and critical mass in order to further qualify us for larger outsourcing deals. CGI has a disciplined approach to its growth strategy, focused on increasing shareholder value and earnings accretion. Currently, we are focusing on the U.S. and Western Europe.

Developments in 2006
Since the end of fiscal 2005, CGI has invested $926.1 million in repurchasing its own stock, and signed approximately $4.0 billion in new contracts, extensions and renewals. These ranged up to $1.1 billion in value and ten years in duration and span across our targeted verticals. So fiscal 2006 was not without its successes for our Company but it was, nonetheless, a year marked by two over-arching challenges. First, lower than expected revenue and work volumes from our largest client, BCE Inc. (“BCE”), which impacted our revenue by $114.7 million in fiscal 2006. Second, the strengthening Canadian dollar had a negative impact of $106.4 million on our fiscal 2006 revenue compared with fiscal 2005. Despite the combined year-over-year variance of $221.1 million on the top line of these two elements, we were able to offset the profitability impact and guard our bottom line with the acceleration of our global delivery model, cost reductions, and productivity improvements, as part of the plan announced in the second quarter of 2006. This program will be completed at the end of first quarter of 2007, when the Company expects to reach the annualized run rate of approximately $90 million in savings related to our plan.

Adjustments to Senior Management
Serge Godin, previously Chairman of the Board and Chief Executive Officer (“CEO”) took the position of Executive Chairman of CGI in January 2006, and the Board appointed Michael E. Roach, previously President and Chief Operating Officer, as President and Chief Executive Officer of CGI, reporting to the Executive Chairman.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

In July of 2006, André Imbeau, previously Executive Vice-President and Chief Financial Officer (“CFO”), was appointed Executive Vice-Chairman and Corporate Secretary of CGI. In his new role, André will work closely with Serge Godin and focus on strategic initiatives leading to value creation, such as major transactions and financing as well as key client relationships. Concurrently, David Anderson, previously CGI’s Senior Vice-President and Corporate Controller, was appointed to the role of Executive Vice-President and Chief Financial Officer. In this capacity, David also joined the CGI Executive Committee, which consists of Serge Godin, André Imbeau, and Michael E. Roach.

New Contracts, Extensions and Renewals
During fiscal 2006, CGI announced new contracts, extensions and renewals totalling $4.0 billion including, but not limited to, the following:
•
October 26, 2005: Two-year project valued at $20 million with the ministère du Revenu du Québec (Québec Revenue Ministry) to adapt and integrate information technology and accounting systems related to the Québec Goods and Services Tax.

•	October 27, 2005: Four-year contract renewal valued at $60 million with Alberta Health and Wellness Ministry. This contract extended and expanded upon an agreement announced on January 11, 2001.
•
November 22, 2005: Up to five-year business process services contract valued at US$44 million with the Housing Trust Fund Corporation of New York, a division of Housing and Community Renewal, to serve the United States Department of Housing and Urban Development (“HUD”). CGI is the largest HUD processor of its kind in the U.S.

•
December 30, 2005: Seven-year contract expected to be up to US$300 million, with two optional three-year renewal periods, with the Commonwealth of Virginia as its private sector partner for a sweeping initiative to transform the state’s business and information technology program.

•
January 5, 2006: Multi-year business process services contract valued at US$30 million to $40 million with Medco Health Solutions, Inc. to provide payment, reconciliation and enrollment form processing services.

•	January 12, 2006: Extended outsourcing agreement with BCE through June 2016. Adding $1.1 billion to the backlog, this extention provides CGI with an important source of recurring revenues.
•
January 31, 2006: Seven-year contract valued at $90 million with Royal & Sun Alliance Insurance Company of Canada for infrastructure management services including mainframe and mid-range equipment, as well as data storage and recovery.

•
February 1, 2006: Six-year outsourcing agreement with Boston-based OneBeacon Insurance Group. This multi-million dollar business process services insurance contract will include policy administration and CollaborativeEdge®, a front-end solution for Massachusetts personal lines agents to streamline data-capture activities.

•
April 5, 2006: Seven-year contract signings totaling US$100 million by leading local governments for its AMS Advantage® ERP Suite. The City of New York has committed to implement the latest version of AMS Advantage to serve as the foundation for its enterprise-wide financial management and budgetary control systems. In addition, Wake County, North Carolina, has chosen the AMS Advantage® ERP Suite to support the county’s human resources, finance and budget systems.

•
April 6, 2006: Ten-year IT outsourcing contract valued at $130 million with Cirque du Soleil to operate and support the evolution of Cirque du Soleil’s global technology infrastructure and applications.

•	April 11, 2006: Seven-year agreement valued at between US$45 million to US$75 million to provide Universal Insurance of North America with policy and accounting business process services.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

•
April 24, 2006: Two-year IT contract renewal valued at $50 million with the Caisse de dépôt et placement du Québec. The services covered by this agreement include infrastructure management, production services, a “one-stop service” call center, office technology support, maintenance of a large number of business applications, and the development and integration of solutions.

•
June 7, 2006: Two and a half year contract worth US$10 million with the City and County of Honolulu to integrate its web-based AMS Advantage® ERP Suite to centralize and support core financial and human resources processes and systems such as general ledger, accounts payable, purchasing, fixed assets, payroll and other related services.

•
September 28, 2006: Three contract signings in Western Canada totaling more than $20 million including a three-year contract with an option for two additional two year agreements with the City of Calgary, a five-year contract to provide application and server management services with the British Columbia Ministry of Health and a four-year contract to provide Business Intelligence Environment services with the Alberta Ministry of Health and Wellness.

Acquisitions
On March 1, 2006, we completed the acquisition of Pangaea Systems Inc. (“Pangaea”) for an aggregate consideration of $4.6 million. Pangaea was a privately held corporation located in Western Canada, serving mostly public sector clients as well as clients in the utilities and the financial services verticals.

On June 1, 2006, CGI acquired Paris-based Plaut Consulting SAS (“Plaut”), a management and technology-consulting firm with approximately 120 professionals known for its SAP expertise serving clients in Europe, for an aggregate consideration of $17.7 million.

Divestiture
On December 31, 2005, we completed the transaction with Everlink Payment Services Inc. (“Everlink”), previously announced on October 26, 2005, under which the Company divested its electronic switching assets for $27.6 million. As a result, a pre-tax gain of $10.5 million was booked in 2006.

Competitive Position Strengthening Program
As announced on March 29, 2006, the Company has taken measures to reduce the overall cost structure and accelerate the expansion of its Global Delivery Model partially due to lower than expected revenue from BCE. In line with this plan, approximately 1,000 positions were eliminated this year, primarily located in Montreal and Toronto, of which half were related to BCE. The remaining headcount reduction stems from other adjustments to CGI’s cost base and includes reductions in global and corporate functions.

The expansion of the Global Delivery Model created new positions in our centres of excellence in Atlantic Canada, southwest Virginia, and India which will partially offset the headcount reductions. This exercise allowed the Company to further reduce its overhead and increase the overall utilization rate of its workforce.

A pre-tax provision of $67.3 million was taken in fiscal 2006, comprised of $51.5 million for severance and $15.8 million for consolidation and closure of facilities. The remaining estimated provision of $22.7 million will be taken over the remainder of calendar 2006. The Company continues to expect a one-year payback.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

BCE Share Buyback and Repurchase Program
On December 16, 2005, the Company reached an agreement with BCE to purchase for cancellation 100 million of its Class A subordinate shares held by BCE at a price of $8.59 per share. The transaction was completed on January 12, 2006 and the shares were cancelled. The purchase price was equal to the volume-weighted average price of the Class A subordinate shares on the Toronto Stock Exchange for the 20 trading days preceding December 16, 2005. CGI financed the acquisition price of $859.2 million plus associated costs of $6.8 million through cash on hand and utilization of its credit facilities. Following this transaction, through an agreement with a bank syndicate, our current bank facilities have been increased by $200.0 million to stand at $1.0 billion.

Subsequent to the 100 million share repurchase, the Shareholders Agreement with BCE was terminated, and its representation on the CGI Board was relinquished. As at September 30, 2006, BCE’s share ownership represented approximately 2% of CGI’s issued and outstanding Class A subordinate voting shares and Class B shares, compared to 30% at the end of fiscal 2005.

Also, on January 31, 2006, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year and the Toronto Stock Exchange subsequently approved the company request for approval. The Issuer Bid enables CGI to purchase on the open market through the Toronto Stock Exchange up to 29,288,443 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the Issuer Bid commencing February 3, 2006 and ending no later than February 2, 2007, or on such earlier date when the Company completes its purchases or elects to terminate the bid. Under the terms of the normal course issuer bid, the Company repurchased 8,374,400 of its Class A subordinates shares for $59,631,507 during fiscal 2006 at an average price plus commissions of $7.12. The total Class A subordinate shares repurchased included 905,100 shares bought for cancellation at the end of the year, all of which were cancelled on October 5, 2006.

Warrants
On March 22, 2006, La Fédération des caisses Desjardins du Québec (“Desjardins”) exercised a warrant for 4,000,000 Class A subordinate voting shares at a price of $6.55 each. This warrant was originally issued by CGI in connection with a 10-year outsourcing agreement signed with Desjardins in 2001. The carrying value of these Class A subordinate shares includes $14.3 million which was previously recorded in the Warrants caption.

On April 6, 2006, BCE exercised its warrant for 3,021,096 Class A subordinate voting shares and 110,140 Class B shares at a price of $6.55 each. BCE received its warrant in accordance with its pre-emptive rights under the former CGI Shareholders’ Agreement, which was terminated on January 12, 2006. On April 28, 2006, the Class B shareholders of CGI exercised their warrants for 435,991 Class B shares at a price of $6.55 each. These warrants were related to the same Desjardins warrants exercised during 2006.

On June 13, 2006, 1,118,210 warrants held by one party with a carrying value of $5,384,000 expired. At September 30, 2006, the Company had no further warrants outstanding.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Overview of the Year

Selected Annual Information
	2006	2005	2004	Change 2006/2005	Change 2005/2004

Years ended September 30

Backlog [1] (in millions of dollars)	12,722	12,863	12,965	-1.1%	-0.8%
Bookings (in millions of dollars)	3,997	3,573	3,041	11.9%	17.5%
Revenue
Revenue (in '000 of dollars)	3,477,623	3,685,986	3,150,070	-5.7%	17.0%
Year-over-year revenue growth prior to
foreign currency impact	-2.8%	20.5%	23.7%
Profitability
Adjusted EBIT[2] margin	8.9%	9.4%	9.8%
Net earnings margin prior to restructuring
costs related to specific items	5.5%	5.9%	6.2%
Net earnings margin	4.2%	5.9%	6.2%
Basic & Diluted EPS from continuing
operations (in dollars)	0.40	0.50	0.44	(0.10)	0.06
Basic & Diluted EPS from continuing
operations prior to restructuring costs
related to specific items (in dollars)	0.53	0.50	0.44	0.03	0.06
Balance Sheet (in '000 of dollars)
Total assets	3,692,032	3,986,659	4,316,515	-7.4%	-7.6%
Total long-term liabilities	1,276,462	784,297	1,078,604	62.8%	-27.3%
Cash generation / Financial structure
Cash provided by continuing operating
activities (in '000 of dollars)	309,561	480,709	230,197	-35.6%	108.8%
Days sales outstanding [3]	52	48	54	4	(6)
Net debt to capitalization ratio [4]	27.2%	0.3%	9.8%
1:
Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2:	Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 16.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

3:
Days sales outstanding (“DSO”) is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the fourth quarter revenue over 90 days.

4:	The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.

Financial Review of 2006, 2005, and 2004

Revenue

Revenue Variation

Years ended September 30	2006	2005	2004

Revenue (in '000 of dollars)	3,477,623	3,685,986	3,150,070
Variation prior to foreign currency impact	-2.8%	20.5%	23.7%
Foreign currency impact	-2.9%	-3.5%	-2.1%
Variation over previous year	-5.7%	17.0%	21.6%

For fiscal 2006, revenue was $3,477.6 million. On a constant currency basis, revenue declined by 2.8% ($102.0 million) compared with fiscal 2005. The variation resulted primarily from a decrease in revenue from BCE, as well as the ramping down and termination of isolated contracts not meeting our profitability standards. These were partially offset by business won from new and existing clients, and by the two acquisitions made during fiscal 2006. Revenue in the year was further impacted by -2.9% due to currency fluctuation with the resulting total revenue change for fiscal 2006 being -5.7%.

For fiscal 2005, revenue was $3,686.0 million. On a constant currency basis, the growth between 2004 and 2005 was 20.5% ($645.1 million), mainly attributable to the full year impact of AMS acquired in May 2004. The growth was partially offset by the negative foreign currencies fluctuations of 3.5%, resulting in net revenue growth of 17.0% ($535.9 million).

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Revenue by LOB
Years ended September 30	2006	2005	2004	Change 2006/2005	Change 2005/2004
(in '000 of dollars except for percentage)

IT services prior to foreign currency
impact	3,156,994	3,336,398	2,721,306
Foreign currency impact	(95,481)	(96,742)	-
IT services	3,061,513	3,239,656	2,721,306	-5.5%	19.0%
BPS prior to foreign currency impact	427,032	458,793	428,764
Foreign currency impact	(10,922)	(12,463)	-
BPS	416,110	446,330	428,764	-6.8%	4.1%
Revenue	3,477,623	3,685,986	3,150,070	-5.7%	17.0%

In fiscal 2006, on a constant currency basis, the change in revenue from our IT services LOB reflected mainly lower work volumes from BCE and the ramping down and termination of isolated contracts not meeting our profitability standards. This change was partly offset by business won from new and existing clients as well as from the two niche acquisitions made during the year.

In 2005, on a constant currency basis, revenue from IT services increased resulting from the acquisitions of AMS and AGTI Consulting Services Inc. (“AGTI”) and new contracts.

In fiscal 2006, on a constant currency basis, the change in BPS revenue was primarily due to the sale of our electronic switching assets in December 2005 and the termination of a contract not meeting our profitability standards. These were partly offset by the ramping up of work in the insurance, government and healthcare sectors of the U.S. market.

In 2005, on a constant currency basis, revenue from BPS increased reflecting the acquisition of AMS and new business won in the government, healthcare and financial services verticals.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Revenue Distribution
The following tables provide additional information regarding our revenue mix:

Contract Types	Geographic Markets	Targeted Verticals
A. Management of IT and business functions (outsourcing) i) IT services 41% ii) BPS 11% B. Systems integration and consulting 48%	A. Canada 60% B. U.S. 33% C. Europe and Asia Pacific 7%	A. Financial services 35% B. Government and healthcare 32% C. Telecommunications and utilities 20% D. Retail and distribution 6% E. Manufacturing 7%

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

BCE Revenue
In fiscal 2006, BCE, our largest client, represented 11.9% of our revenue, compared to 14.3% in fiscal 2005 and 16.4% in fiscal 2004.

Operating Expenses
Years ended September 30	2006	2005	2004	As a percentage of total revenue 2006	As a percentage of total revenue 2005	As a percentage of total revenue 2004
(in '000 of dollars except for percentage)

Costs of services, selling and
administrative expenses	2,996,521	3,151,558	2,677,396	86.2%	85.5%	85.0%
Sale of right	-	(11,000)	-	0.0%	-0.3%	0.0%
Amortization expenses
Capital assets	35,138	41,420	46,804	1.0%	1.1%	1.5%
Contract costs related to transition costs	14,914	14,502	9,633	0.4%	0.4%	0.3%
Finite-life intangibles	119,717	125,095	102,120	3.4%	3.4%	3.2%
Impairment of contract costs and
finite-life intangibles	997	18,266	4,034	0.0%	0.5%	0.1%
Total amortization	170,766	199,283	162,591	4.9%	5.4%	5.2%

During 2006, the rapid reduction of the BCE work program adversely impacted our cost structure. As previously noted, we implemented an action plan to improve utilization rates and reduce overhead. For the year, the 86.2% of revenue represented by costs of services, selling and administrative expenses do not fully include the benefit of this action plan. Based on the fourth quarter run rate, these expenses were 84.4% of revenue, slightly below historical averages.

The decrease in amortization expenses was mainly related to a $9.6 million impairment charge taken against contract costs and business solutions related to our Canadian credit unions business and to an impairment charge of $8.7 million taken on contract costs and finite-life intangibles in 2005. The decline in amortization of finite-life intangibles is due to certain software having been fully amortized, the favorable translation impact of currency fluctuations, partially offset by amortization of $6.5 million related to our new business solution for the brokerage industry. Additionally, the amortization of capital assets decreased, due to certain computer equipment having been fully amortized, and the non-recurring cost of disposed assets during 2005. These were partially offset by additional amortization related to contract costs associated with the transition of new clients and contracts started in 2006.

The change in costs of services, selling and administrative expenses in fiscal 2005, when compared with fiscal 2004, was mainly due to the acquisition of AMS operations and new outsourcing contracts.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

The increase in amortization expenses in 2005 versus the prior year reflected mainly the addition of finite-life intangible assets from acquisitions, impairment charges to contract costs and finite-life intangibles as noted above, and transition costs related to new outsourcing contracts. This was partially offset by a reduction of amortization related to certain computer equipment and the disposal of certain assets.

Adjusted EBIT by LOB
Years ended September 30	2006	2005	2004
(in '000 of dollars except for percentage)

IT services	334,044	360,379	326,043
As a percentage of IT services revenue	10.9%	11.1%	12.0%
BPS	55,207	70,401	72,394
As a percentage of BPS services revenue	13.3%	15.8%	16.9%
Corporate	(78,915)	(84,635)	(88,354)
As a percentage of total revenues	-2.3%	-2.3%	-2.8%
Adjusted EBIT	310,336	346,145	310,083
Adjusted EBIT margin	8.9%	9.4%	9.8%

For fiscal 2006, the variance in the adjusted EBIT of IT services resulted mainly from less than expected BCE work volumes over the last year, partly offset by additional work from the new and existing clients, savings yielded from the competitive position strengthening program initiated in March 2006, and improved profitability within our U.S. operations.

For fiscal 2005, the drivers of adjusted EBIT growth were new contracts and acquisitions. The change in the adjusted EBIT margin was mainly a result of a nonrecurring license sale which was completed in fiscal 2004, an impairment charge related to an unprofitable contract and a higher cost structure inherited from the AMS acquisition.

For fiscal 2006, the change in adjusted EBIT and adjusted EBIT margin of BPS reflected the decrease of $6.1 million of EBIT as a result of the sale of our electronic switching assets in December 2005, and $11.6 million of amortization and the maintenance costs related to a business solution developed for the brokerage industry which became commercially available at the beginning of the year.

The change in adjusted EBIT and adjusted EBIT margin observed in 2005 resulted mainly from a decline in the volume of transactions processed in the insurance sector and the impairment charge related to contracts and business solutions, partially offset by new projects initiated in the government and healthcare and financial services verticals.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

For fiscal 2006, the decrease in corporate expenses is mainly due to the savings achieved as part of the Company’s on-going program to strengthen its competitive position. The savings in fiscal 2005 relates to synergies stemming from the AMS acquisition.

Earnings from Continuing Operations Before Income Taxes
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes which is reported in accordance with Canadian GAAP:
Years ended September 30	2006	2005	2004	As a percentage of total revenue 2006	As a percentage of total revenue 2005	As a percentage of total revenue 2004
(in '000 of dollars except for percentage)

Adjusted EBIT	310,336	346,145	310,083	8.9%	9.4%	9.8%
Restructuring costs related to specific
items	(67,266)	-	-	-1.9%	0.0%	0.0%
Interest expense
Interest on long-term debt	(43,291)	(24,014)	(20,672)	-1.2%	-0.7%	-0.7%
Other income, net	7,252	7,156	8,728	0.2%	0.2%	0.3%
Gain on sale and earnings from an
investment in an entity subject to
significant influence	-	4,537	488	0.0%	0.1%	0.0%
Gain on sale of assets	10,475	-	-	0.3%	0.0%	0.0%
Earnings from continuing operations
before income taxes	217,506	333,824	298,627	6.3%	9.1%	9.5%

Restructuring Costs Related to Specific Items
The company recorded a charge of $67.3 million in relation to the competitive position strengthening program. Further details of the program are discussed on page 8.

The following table details the restructuring costs related to specific items recorded in the statement of earnings during the fiscal year ended September 30, 2006:

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

	Severance	Consolidation and closure of facilities	Total
(in '000 of dollars)	$	$	$

IT Services	50,734	12,747	63,481
BPS	2,343	315	2,658
Corporate	7,894	2,754	10,648
BCE contribution	(9,521)	-	(9,521)
Restructuring costs related to
specific items	51,450	15,816	67,266

Interest Expense
The increase in interest expense during fiscal 2006 reflected the associated increase in long-term debt. This debt was drawn from the Company’s credit facility to finance the purchase of 100,000,000 Class A subordinate voting shares from BCE during the first quarter of 2006.

In fiscal 2005, the variance resulted mainly from the additional debt issued to partially finance the AMS acquisition, which has since been repaid.

Gain on Sale of Assets and Gain on Sale and Earnings From Investments in an Entity Subject to Significant Influence
In fiscal 2006, we recorded a gain on the sale of our electronic switching assets of $10.5 million.

The sale of our interest in Nexxlink Technologies Inc. (“Nexxlink”) had yielded a pre-tax gain in fiscal 2005 of $4.2 million

Income Taxes
The reduction in year-over-year income tax expense in fiscal 2006 resulted mainly from the restructuring charges related to specific items, part of the program announced in the second quarter.

The income tax rate was 32.6% in fiscal 2006, compared to 34.2% in fiscal 2005. The newly enacted tax legislation in Canada that sets out lower tax rates beginning in 2008, was the primary driver for this change. In addition, the earnings from our non-Canadian operations improved allowing for the recovery of unbooked prior years’ losses. As well, the effect of the benefits arising from investments in subsidiaries contributed to the year-over-year improvement in the income tax rate.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

The decrease in fiscal 2005 in our tax rate compared with fiscal 2004 reflected the reduction in the Canadian combined federal and provincial statutory tax rates and a more balanced distribution of our earnings across our major geographic markets.

Earnings
The following table includes a reconciliation between net earnings from continuing operations prior to restructuring costs related to specific items and net earnings from continuing operations which is reported in accordance with Canadian GAAP:
Years ended September 30	2006	2005	2004	Change 2006/2005	Change 2005/2004
(in '000 of dollars unless otherwise indicated)	$	$	$

Net earnings from continuing operations prior to restructuring costs related to specific items	191,267	219,698	185,386	-12.9%	18.5%
Net earnings margin from continuing operations prior to restructuring costs related to specific items	5.5%	6.0%	5.9%
Restructuring costs related to specific items	67,266	-	-
Tax impact of restructuring costs related to specific items	(22,532)	-	-
Net earnings from continuing operations	146,533	219,698	185,386	-33.3%	18.5%
Net earnings margin from continuing operations	4.2%	6.0%	5.9%
Net (loss) gain from discontinued operations	-	(3,210)	8,655
Net earnings	146,533	216,488	194,041	-32.3%	11.6%
Net earnings margin	4.2%	5.9%	6.2%
Weighted average number of Class A subordinate shares and Class B shares (basic)	362,783,618	439,349,210	419,510,503	-17.4%	4.7%
Basic and diluted earnings per share from continuing operations prior to restructuring costs related to specific items (in dollars)	0.53	0.50	0.44	0.03	0.06
Basic and diluted earnings per share from continuing operations (in dollars)	0.40	0.50	0.44	(0.10)	0.06
Basic and diluted earnings per share (in dollars)	0.40	0.49	0.46	(0.09)	0.03

For fiscal 2006, the decrease in net earnings from continuing operations, when compared to fiscal 2005, is primarily due to the additional charges related to the restructuring program, the interest on the long-term debt and the change in adjusted EBIT.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

The increase in fiscal 2005 net earnings from continuing operations, compared with fiscal 2004, resulted primarily from the full year impact of the acquisition of AMS in May 2004, the ramping up of new contracts and, to a lesser extent, from a reduction of our income tax rate.

CGI’s basic weighted average number of shares outstanding at the end of fiscal 2006 was down 17.4% compared with fiscal 2005, due to the repurchase of shares from BCE and on the open market as part of the Normal Course Issuer Bid. The total number of shares outstanding at the end of fiscal 2006 is 331,693,044 which includes 905,100 shares repurchased at the end of the fourth quarter but not yet paid for nor cancelled at year end.

There were no discontinued operations in fiscal 2006. The net loss from discontinued operations of $3.2 million in fiscal 2005 resulted from the sale of the U.S. Services to Credit Unions business and the sale of the principal assets of Keyfacts. In 2004, net earnings from discontinued operations of $8.7 million resulted from assets sold to Nexxlink and the sale of our Starquote market data services business.

Liquidity
CGI’s growth is financed through our cash flow from operations, combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2006, cash and cash equivalents were $115.7 million. The following table illustrates the main activities over the last three fiscal years:

Years ended September 30	2006	2005	2004	Variance	Variance
(in '000 of dollars)
Cash provided by continuing operating activities	309,561	480,709	230,197	(171,148)	250,513
Cash used in continuing investing activities	(139,357)	(106,277)	(701,020)	(33,080)	594,743
Cash used in/provided by continuing financing activities	(294,080)	(329,188)	583,683	35,108	(912,871)
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(854)	(6,167)	186	5,313	(6,353)
Net (decrease) increase in cash and cash equivalents of continuing operations	(124,730)	39,077	113,046	(163,807)	(73,969)
Net cash and cash equivalents from discontinued operations	-	759	4,068	(759)	(3,309)
Net (decrease) increase in cash and cash equivalents	(124,730)	39,836	117,114	(164,566)	(77,278)

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Operating Activities
The decline of $171.1 million in cash provided by continuing operating activities versus last year resulted mainly from this year’s lower earnings from operations as discussed above and the timing of large client payments which were partially offset by the decrease in integration payments related to acquisitions.

Investing Activities
Cash used in investing activities was $139.4 million, an increase of $33.1 million compared with $106.3 million in 2005. The change was mainly driven by the one-time events of 2005 which include the sale of the investment in Nexxlink, the proceeds from the sale of a right to access clients, and the reimbursement following the early termination of a contract. In 2006, the company increased its investment in capital assets. These items were partially offset by a reduction in business acquisition activities.

The investment in capital assets was mainly comprised of leasehold improvements of $20 million, up $7.5 million over last year. These improvements are the result of the consolidation and optimization of office space in the Greater Toronto Area and Fairfax, following an initiative to consolidate and optimize our real estate space. In addition, we made computer equipment and office equipment purchases of $14.5 million and $5.4 million respectively to support new outsourcing contracts, an increase of $7.0 million over prior year.

In fiscal 2006, we spent $25.6 million in business acquisitions mainly related to Plaut and Pangaea. During fiscal 2005, we completed the acquision of AGTI for a consideration of $47.2 million. We also acquired MPI Professionals (“MPI”) and Silver Oak Partners Inc. (“Silver Oak”) for $13.0 million and $21.8 million, respectively. In fiscal 2004, we made one major acquisition, AMS, purchased for a net cash consideration of $584.0 million, along with two niche acquisitions.

Investments in finite-life intangibles and other long-term assets were $74.6 million in 2006 compared to $90.7 in 2005. These investments were primarily comprised of business solutions of $40.1 million and software licenses and prepaid maintenance of $14.4 million which were purchased as part of the outsourcing services provided to our clients.

We also incurred research expenses of $27.6 million within our costs of services, selling and administrative expenses, while seeking applications for new technology, or conceptually formulating and designing possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. The combined gross research and development spending incurred in 2006 was $68.6 million compared with $78.2 million last year.

The investment of $31.4 million in contract costs was mainly related to transition costs for new outsourcing contracts and was consistent with last year’s investment.

Financing Activities
Cash used by continuing financing activities was $294.1 million in 2006, a decrease of $35.1 million compared to $329.2 million in fiscal 2005. The primary financing transaction in 2006 related to the repurchase of 100 million Class A shares from BCE for a consideration and

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

related costs of $866.0 million which was partially financed through $738.6 million of debt, resulting in a net use of cash of $120.6 million. Financing activities also included the issuance of shares for $58.0 million mainly from the exercise of warrants by Desjardins, BCE and the majority shareholders, and the partial repayment of our credit facilities for $172.0 million, a decrease of $52.3 million versus 2005. Finally, the repurchase of shares under the Normal Course Issuer Bid program for $60.1 million represented a reduction of $49.3 million when compared to 2005.
Contractual Obligations
		Payments Due By Period
Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years
(in '000 of dollars)
Long-Term Debt	812,478	7,626	98,351	684,231	22,270	-
Capital Lease Obligations	781	616	165	-	-	-
Operating Leases
Rental of Office Space [1]	1,017,528	130,790	219,356	178,746	284,905	203,731
Computer Equipment and other	172,305	84,516	77,488	7,996	2,305	-
Automobiles	4,969	2,338	2,402	229	-	-
Long-term Service Agreements [1]	209,652	72,213	81,482	46,511	9,446	-
Total Contractual Obligations	2,217,713	298,099	479,244	917,713	318,926	203,731
1: Included in these obligations are $60.1 million of office space leases from past acquisitions and $6.7 million of long-term service agreements which are accounted for under accounts payable and accrued liabilities, accrued integration charges and other long-term liabilities and long-term debt.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, long-term debt, computer equipment and long-term service agreements in the aggregate amount of $2,217.7 million. In 2006, total contractual obligations increased by $575.1 million, mainly due to an increase in long-term debt to finance the repurchase of shares from BCE.

Capital Resources
	Total Commitment	Available at September 30, 2006	Outstanding at September 30, 2006
(in '000 of dollars)	$	$	$
Cash and cash equivalents	-	115,729	-
Unsecured committed revolving facilities [1]	1,000,000	382,025	617,975 [2]
Lines of credit and other facilities [1]	29,175	29,175	-
Total	1,029,175	526,929	617,975 [2]
1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $590.0 million and Letters of Credit for $28.0 million.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2006, cash and cash equivalents were $115.7 million and the total credit facilities available amounted to $411.2 million. Cash equivalents typically include commercial papers, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks, all with an initial maturity of less than 3 months.

Total long-term debt increased by $563.6 million to $813.3 million at September 30, 2006, compared with $249.7 million at September 30, 2005. The variation resulted primarily from a net increase of $587.2 million in our credit facilities and the impact from the fluctuations of foreign currencies against the Canadian dollar.

On January 12, 2006, the Company amended its existing five-year unsecured credit facility to increase it to $1.0 billion. The $1.0 billion committed banking facilities are notably for our operating activity needs, working capital purposes and for the financing of acquisitions and outsourcing contracts. The agreement is currently comprised of a Canadian tranche with a limit of $850.0 million and a U.S. tranche equivalent to $150.0 million. As at September 30, 2006, an amount of $382.0 million was available under this agreement. The agreement has a five-year term, expiring in December 2009. We also have access to a $25.0 million demand line of credit for cash management purposes and $4.2 million of other facilities to cover other requirements. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. During the year, we have obtained certain amendments to the definition and calculations of the ratios which consider the impact of the competitive position strengthening program as well as share repurchases on our unsecured committed revolving facilities and notes. At September 30, 2006, CGI was in compliance with these covenants and maintains its financial flexibility.

Considering the needs for reinvestment in our operations and the size of the investment projects, we did not pay a dividend. Annually our Board of Directors evaluates whether or not to pay a dividend as well as to continue with the share repurchase program.

Selected Measures of Liquidity and Capital Resources
	As at September 30, 2006	As at September 30, 2005	As at September 30, 2004

Net debt to capitalization ratio	27.2%	0.3%	9.8%
Days sales outstanding (in days)	52	48	54
Return on invested capital [1]	8.5%	8.7%	7.8%
1: The return on invested capital ratio represents the proportion of the last four quarters’ after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters’ average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio increased by 26.9% compared to last year mainly due to the additional debt issued in fiscal 2006 to purchase the 100 million shares from BCE.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Days sales outstanding increased by four days to 52 days when compared with last year, mainly due to the timing of payments from large customers. In fiscal 2005, DSO was 48 days, down six days from 2004. In calculating DSOs, we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Payments from clients in advance of work being performed may fluctuate from year to year depending on the timing of payments received from outsourcing clients.

Return on invested capital in fiscal 2006 was 8.5%, a decline of 0.2% from fiscal 2005. This is mainly due to restructuring charges and the reduction in work levels from BCE.

Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and U.S. government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure of approximately $108.5 million in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2006. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2006, we provided for a total of $72.9 million of these bonds. We believe we are in compliance with our performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

In addition, we provided a guarantee of $5.9 million of the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

Capability to Deliver Results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as quality processes that help us integrate and retain new members as part of outsourcing contract wins or acquisitions.

Related Party Transactions
As a result of the Company’s repurchase of its shares in fiscal 2006, BCE no longer held its significant influence over CGI’s operating, financing, and investing activities. Please refer to Note 22 to the financial statements for details of 2005 and 2004 transaction history with BCE.

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The Company’s share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

Innovapost	2006	2005	2004

Years Ended September 30
(in '000 of Canadian dollars)	$	$	$
Revenue	100,994	102,699	94,607
Accounts receivable	9,490	4,112	3,622
Work in progress	1,528	1,290	1,988
Prepaid expenses	-	2,019	1,815
Contract Costs	16,239	17,301	19,696
Accounts payable and accrued liabilities	147	1,254	1,113
Deffered revenue	509	-	946

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Fourth Quarter Results
The fourth quarter of CGI’s fiscal 2006 was focused on improving profitability as outlined in the action plan announced on March 29, 2006. Accordingly, a pre-tax charge for severance and other related benefits and costs related to the consolidation and closure of facilities, totaling $20.9 million, was taken in the fourth quarter bringing the total charge of the program thus far to $67.3 million. The Company expects to incur the remaining charge of approximately $22.7 million over the course of this calendar year and continues to anticipate the full payback of its investment on an annualized basis at that time.

Revenue by LOB
For the 3 months ended September 30	2006	2005	Change
(in '000 of dollars except for percentage)

IT services prior to foreign currency impact	766,839	792,149	-3.2%
Foreign currency impact	(20,134)	-	-2.5%
IT services	746,705	792,149	-5.7%
BPS prior to foreign currency impact	101,835	112,691	-9.6%
Foreign currency impact	(2,720)	-	-2.4%
BPS	99,115	112,691	-12.0%
Revenue	845,820	904,840	-6.5%

In the fourth quarter of 2006, on a constant currency basis, the revenue decrease versus prior year in our IT services segment was due to lower work volumes from BCE for $40.9 million, the ramping down of isolated contracts not meeting our profitability standards, offset by business won from new and existing clients and niche acquisitions made during the year, all for a net impact of $7.7 million.

BPS revenue decreased in the quarter mainly due to the sale of our electronic switching assets in December 2005 which drove $6.1 million of the change and lower claims and inspections in our insurance business.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Adjusted EBIT by LOB
For the 3 months ended September 30	2006	2005	% Change
(in '000 of dollars except for percentage)

IT services	93,004	93,789	-0.8%
As a percentage of IT services revenue	12.5%	11.8%
BPS	16,609	16,249	2.2%
As a percentage of BPS services revenue	16.8%	14.4%
Corporate	(18,492)	(20,611)	10.3%
As a percentage of total revenues	-2.2%	-2.3%
Adjusted EBIT	91,121	89,427	1.9%
Adjusted EBIT margin	10.8%	9.9%

The variance in the adjusted EBIT of IT services for the quarter resulted mainly from less than anticipated BCE work volumes, partly offset by the gain from the sale of a license in our Financial sector, the fiscal 2005 impairment charge related to a contract not meeting the Company’s profitability standards, and savings achieved from the program initiated in March 2006.

For BPS, the improvement in adjusted EBIT is the result of winding down an unprofitable contract, business won from new and existing clients in the U.S., partially offset by the sale of our electronic switching assets and lower claims in the insurance business.

For the quarter ended September 30, 2006, the decrease in corporate expenses is tied to the on-going action plan to strengthen the Company’s competitive position.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Net Earnings from Continuing Operations
For the three months ended September 30	2006	2005	Change
(in '000 of dollars)	$	$	%

Adjusted EBIT	91,121	89,427	1.9%
Adjusted EBIT margin	10.8%	9.9%
Restructuring costs related to specific items	20,931	-
Interest on long-term debt	13,439	4,807	179.6%
Other income, net	(1,448)	(1,510)	-4.1%
Earnings from continuing operations before income taxes	58,199	86,130	-32.4%
Income Tax	18,667	29,715	-37.2%
Net earnings from continuing operations	39,532	56,415	-29.9%
Basic & Diluted EPS from continuing operations (in dollars)	0.12	0.13	-9.7%
Weighted average number of outstanding Class A subordinate shares and Class B shares	336,941,173	433,788,490	-22.3%

The decline in net earnings from continuing operations is mainly the result of an improvement in adjusted EBIT driven by savings from our competitive strengthening program, which is offset by the associated restructuring costs for severance and facilities rationalization. Additionally, interest expense increased stemming from the additional long-term debt to finance the share repurchases made during the year. On a per share basis, the decline is minimized, demonstrating the benefit of the share repurchase program undertaken by the Company.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Summary of Quarterly Results
	2006				2005
Quarterly results	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Backlog (in millions of dollars)	12,722	13,303	13,686	12,901	12,862	12,934	12,929	13,071
Bookings (in millions of dollars)	462	787	1,746	1,002	666	1,025	844	1,038
Revenue
Revenue (in '000 of dollars)	845,820	866,504	866,836	898,463	904,840	936,394	915,662	929,090
Year-over-year revenue growth prior to foreign currency impact	-4.0%	-3.4%	-2.4%	-1.3%	0.0%	14.8%	33.9%	42.3%
Cost of services, selling and administrative expenses	713,573	746,395	759,706	776,847	761,919	802,312	789,330	797,997
margin	84.4%	86.1%	87.6%	86.5%	84.2%	85.7%	86.2%	85.9%
Profitability
Net earnings from continuing operations (in '000 of $)	39,532	35,944	14,149	56,908	56,415	56,621	53,591	53,072
margin	4.7%	4.1%	1.6%	6.3%	6.2%	6.0%	5.9%	5.7%
Basic & diluted earnings per share from continuing operations (in dollars)	0.12	0.11	0.04	0.13	0.13	0.13	0.12	0.12
Net earnings from continuing operations prior to restructuring costs related to specific items (in '000 of $)	53,145	46,392	34,822	56,908	56,415	56,621	53,591	53,072
margin	6.3%	5.4%	4.0%	6.3%	6.2%	6.0%	5.9%	5.7%
Basic & diluted earnings per share from continuing operations prior to restructuring costs related to specific items (in dollars)	0.16	0.14	0.10	0.13	0.13	0.13	0.12	0.12
Net earnings	39,532	35,944	14,149	56,908	55,792	57,759	49,594	53,343
Net earnings margin	4.7%	4.1%	1.6%	6.3%	6.2%	6.2%	5.4%	5.7%
Basic & Diluted earnings per share (in dollars)	0.12	0.11	0.04	0.13	0.13	0.13	0.11	0.12
Weighted average number of Class A subordinate shares and Class B shares - basic (in '000)	336,941	338,714	344,825	430,487	433,788	436,592	442,493	444,562

During the period, our revenues reached their peak in third quarter 2005 at $936.4 million, declining by $31.6 million during the fourth quarter, driven primarily by lower seasonal volumes as well as unfavourable foreign currency fluctuation against the Canadian dollar. Revenues for fourth quarter 2006 were $845.8 million and show a further decline versus the same period last year as a result of lower BCE work volumes and continued unfavourable currency fluctuations.

The decrease of work from BCE led the Company to undertake the competitive strengthening program, announced during the second quarter of 2006, to reduce its cost structure and gradually improve its profit margins.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

The cost savings generated by the program are the main driver of the reduction in the cost of services, selling and administrative expenses margin through the second half of 2006 when it reached 84.4% of revenues in the fourth quarter, compared to the peak of 87.6% during the second quarter of the year when the program was initiated.

As a result of the efficiencies delivered by the program, net earnings from continuing operations prior to restructuring costs related to specific items margin improved from 4.0% in the second quarter, to 5.4% in the third, and 6.3% in the fourth quarter. In 2005, there was a net loss from discontinued operations of $3.2 million, resulting from the sale of the U.S. Services to Credit unions business unit and the sale of the principal assets of Keyfacts.

The share repurchase in January 2006 was financed with our credit facilities, which led to an increase of the net debt to capitalization ratio in the second quarter of 2006.

Quarterly Variances
There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies increases. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven by US dollar expenses incurred in Canada, such as licenses, maintenance, insurance, and interest expenses.

In 2006, we have purchased from BCE, 100 million Class A subordinate shares, as well as an additional 8,374,400 shares from the market. As a result, our number of outstanding shares have decreased sequentially since the second quarter and our debt has increased to fund part of the transaction, which has driven the increase in our debt to capitalization ratio.

While cash flow provided by continuing operating activities has remained strong over the period, the main fluctuations resulted from our profitability and the timing of payments received from large customers and payments made to our vendors on multi-year license and maintenance agreements. The timing impact from payments received from our clients also explains the fluctuation of our DSO in the period.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Summary of Significant Accounting Policies
The annual audited financial statements of the Company for the years ended September 30, 2006, 2005 and 2004 include all adjustments that the management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Critical Accounting Estimates
The Company’s significant accounting policies are described in Note 2 of the September 30, 2006 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

	Consolidated balance sheets	Consolidated statements of earnings
Areas impacted by estimates		Revenue	Costs of services, selling and administrative	Amortization/Impairment	Restructuring costs related to specific items	Income taxes

Allowance for doubtful accounts	X		X
Goodwill	X			X
Income taxes	X					X
Accounts payable and accrued liabilities	X		X
Revenue recognition	X1	X
Contract costs	X	X		X
Investment tax credits	X		X
Impairment of long-lived assets	X			X
Restructuring costs related to specific items	X				X
1: Accounts receivable and work in progress

Allowance for Doubtful Accounts
The allowance for doubtful trade receivables is established when collection of amounts due from clients is deemed improbable. The allowance is reviewed periodically and is based on an analysis of specific outstanding accounts, aging of trade receivables, historical collection experience and client creditworthiness. Indicators of improbable collection include client bankruptcy, client litigation, industry downturns, client cash flow difficulties or ongoing service or billing disputes.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Goodwill
Goodwill is assessed for potential impairment, at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such assessment requires a comparison of the fair value of the reporting unit to its carrying value. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values and discount rates. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income Taxes
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

Accounts Payable and Accrued Liabilities
The Company accrued for costs incurred to restructure and integrate the acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to initial provision are made as soon as the Company’s management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Revenue Recognition
The determination of revenues and costs on arrangements that use the percentage-of-completion method requires judgment and estimation. The method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Moreover, if total costs from a contract are estimated to exceed the estimated total revenue from the contract, then a provision for the estimated loss is made in the period in which the loss first becomes apparent. Another assessment, related to a contract which involves the provision of multiple service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value of each element. Revenue is then recognized for each element as for single-element contracts. Management regularly reviews arrangement profitability and the underlying estimates.
Contract Costs
Certain costs incurred upon initiation of an outsourcing contract are deferred and amortized over the contract life. These costs consist primarily of incentives and transition costs. Estimates and assumptions that the Company makes include projecting future cash flows in order to assess the recoverability of these contract costs when events or changes in circumstances exist such that the carrying amount may not be recoverable. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions on one or more contracts will not impact the cash flows generated by the Company’s operations.

Investment Tax Credits
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of Long-Lived Assets
The Company tests the recoverability of long-lived assets, such as finite-life intangibles and capital assets, when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and customer relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.

Restructuring Costs Related to Specific Items
The Company announced a plan to reduce its workforce and to close and consolidate certain facilities. The plan was initiated because of lower than expected BCE work volumes and in an effort to reduce costs and improve its profitability. The charge taken during the year is comprised

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

of severance costs and costs related to the consolidation and closure of facilities. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For leased facilities that have been abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. At each reporting date, we will evaluate the accruals for closed facilities and employee severances to ensure that the accruals are still appropriate.

Change in Accounting Policies
The CICA has issued the following new Handbook Sections which were effective for interim periods beginning on or after January 1, 2006:

a)  Handbook Section 3831, “Non-Monetary Transactions”, requires that non-monetary transactions be recorded at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is non-monetary, non-reciprocal transfer to owners or it is not reliably measurable. The adoption of this section did not have any impact on the consolidated financials statements.

b)
EIC 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)”, provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 did not have any impact on the consolidated financial statements since the Company already adopted the U.S. equivalent, Emerging Issues Task Force (“EITF”) 01-9 “Accounting for Consideration Given by a Vendor to a Customer” issued in 2001.

c)
EIC 157, “Implicit variable interests under AcG 15’’, requires to consider whether the reporting enterprise holds an implicit variable interest in a variable interest entity or potential variable interest entity in applying guideline 15, “Consolidation of Variable Interest Entities’’. The adoption of this abstract did not have any impact on the consolidated financials statements.

d)
EIC 159, “Conditional Asset Retirement Obligations’’, provides guidance when a conditional asset retirement obligation should be recognized. The adoption of this abstract did not have any impact on the consolidated financials statements.

Change in Future Accounting Policies
The CICA has issued the following new Handbook Sections:

a)
Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The impact of the adoption of this new section on the consolidated financial statements is not expected to be material.

b)
Handbook Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c)
Handbook Section 3865, “Hedges”, effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The impact of the adoption of this new section on the consolidated financial statements is not expected to be material.

Financial Instruments
From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment.

Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry
The competition for contracts - We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and business process services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US market. We have made good progress in growing our revenue from the U.S. and internationally over the past three years and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

The long sales cycle for major outsourcing contracts - As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and 18 months, which now are between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and cost of qualified IT professionals - There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain qualified staff, thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends - We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others - We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights - Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Risks Related to our Business
Business mix variations - The proportion of revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations - We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients - The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2006, the majority of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions - With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk - If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value or our backlog. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Credit risk concentration with respect to trade receivables - We generate a significant portion of our revenue (11.9% in the fiscal year 2006) from the subsidiaries and affiliates, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks - With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk - In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk - An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk - Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

Legal claims made against our work - We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions
Difficulties in executing our acquisition strategy - A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the U.S. and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market
Economic risk - An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Integrity of Disclosure
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

CGI has a formal Corporate Disclosure Policy whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management, and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2006

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of the its disclosure controls, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2006. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Legal Proceedings
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. As at September 30, 2006, the Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

CGI GROUP INC.